BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director

Paul Monsour, Staff Attorney

October 24, 2012

Re:	The WhiteWave Foods Company

Registration Statement Filed on Form S-1

Registration No. 333-183112

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 17, 2012 and the date hereof the number of Preliminary Prospectuses dated October 17, 2012, which were furnished to 8 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3975.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Washington, D.C. time, on October 25, 2012 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jill Woodworth
Name: Jill Woodworth
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Gregory D. Smith
Name: Gregory D. Smith
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard Diaz
Name: Richard Diaz
Title: Authorized Signatory